Exhibit (d)(4)

CONFIDENTIAL

July 11, 2010

Robert E. Switz

Chairman, President and Chief Executive Officer

ADC Telecommunications, Inc.

P.O. Box 1101

Minneapolis, MN 55440-1101

Dear Bob:

We understand that, based the proposal that we delivered to you on July 9, 2010, including our mark-up of the proposed form of Agreement and Plan of Merger, and as modified by the discussions between us and our representatives on July 10-11, 2010 (including, without limitation, the increase in the price per share of our proposed all-cash transaction to $12.75) (the “Proposal”), ADC Telecommunications, Inc. (“ADC”) is prepared to proceed immediately with the final negotiation of the Agreement and Plan of Merger with Tyco Electronics Ltd. (“Tyco”), with the objective of executing a definitive agreement as quickly as possible.

In order for us to commit the resources necessary to do so, we require that ADC agree that (1) ADC will immediately cease, and cause will its advisors (including, without limitation, its investment bankers and attorneys) to cease, any and all discussions or negotiations, if any, currently being conducted with respect to any transactional alternative to the Proposal, (2) until 9:00 a.m., Eastern Time, on July 14, 2010, ADC will not, and will cause its advisors (including, without limitation, its investment bankers and attorneys) not to, directly or indirectly, solicit any proposal which constitutes, or reasonably may be expected to lead to, a transactional alternative to the Proposal and (3) during such period, ADC will not grant any waiver or release under any standstill agreement with respect to any class of equity securities or property of ADC.

The foregoing agreement does not obligate either of our companies to proceed with the proposed transaction described in the Proposal.

Please acknowledge your agreement with the foregoing by signing this letter below and returning it to me.

Sincerely,

/s/ Tom Lynch
Tom Lynch
Chief Executive Officer
Tyco Electronics Ltd.

Accepted and agreed:

ADC Telecommunications, Inc.

/s/ Robert E. Switz
Robert E. Switz
Chairman, President and Chief Executive Officer